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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 12b-25
                           Notification of Late Filing


Check One:  / / Form 10-KSB
            / / Form 20-F
            / / Form 11-K
            /x/ Form 10-QSB
            / / Form N-SAR

            / / Transition Report on Form 10-K
            / / Transition Report on Form 20-F
            / / Transition Report on Form 11-K
            / / Transition Report on Form 10-Q
            / / Transition Report on Form 10-Q
                For the Transition Period Ended:

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

Part I:   Registrant Information


                                 MangoSoft, Inc.
                  (Name of Registrant as Specified in Charter)


                            First American Clock Co.
                          (Former Name, if Applicable)


                         1500 West Park Drive, Suite 190
            (Address of Principal Executive Office (Street and Number


                        Westborough, Massachusetts 01581
                           (City, State and Zip Code)

Part II: Rules 12b-25(b) and (c)


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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

/x/  (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/  (b)   The subject annual report, semi-annual report, transition report on
           Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /  (c)   The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

         The Company was delayed in transmission of its Quarterly
         Report on Form 10-QSB due to Company exigencies which prevented the timely preparation of the report as a result of reallocation of resources and personnel.

Part IV: Other Information

(1) Name and telephone number of person to contact in regard to this notification:

                 Robert Parsons               (508)              871-7300
        -------------------------------    -------------------------------------
                    (Name)                 (Area Code)      (Telephone Number)



(2) Haveall other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                       /x/    Yes     / /     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       /x/    Yes     / /     No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment A.


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                                 MangoSoft, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:         November 15, 1999             By:   /s/ Robert Parsons
                                               --------------------------------
                                               Robert Parsons, Chief Financial
                                               Officer

Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.


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                                  ATTACHMENT A

         On September 7, 1999, MangoMerger Corp., a wholly-owned subsidiary of First American Clock Co. ("First American"), merged with and into MangoSoft Corporation ("MangoSoft"), pursuant to an Agreement and Plan of Merger (the "Merger"), dated August 27, 1999. Following the Merger, the business to be conducted by First American was the business conducted by MangoSoft prior to the Merger. In conjunction with the Merger, First American changed its name to MangoSoft, Inc.

         The results of the third quarter ended September 30, 1999 reflected a net loss of $2,466,807, compared with a net loss of $2,776,111 in the same quarter in 1998. Revenues for the third quarter ended September 30, 1999 were approximately $27,775, an increase of approximately $26,637 from the third quarter of 1998. In addition, the Company's cash position strengthened from approximately $379,094 at September 30, 1998 to $2,319,040 in September 30, 1999.

         The chart below contains certain summary unaudited financial information for the quarters ended September 30, 1999 and 1998. For a variety of reasons, including the recent consummation of the Merger and the fact that the new business of the Company is still in its early stages of development, period-to-period comparisons may not be meaningful.

         Except for the historical information herein, the matters discussed herein include forward-looking statements that may involve a number or risks and uncertainties. Future results may vary significantly based on a number of factors, including, but not limited to, risks in market acceptance of new products and services and continuing demand for the same, the impact of competitive products and pricing, changing economic conditions and other risk factors.

                                 MANGOSOFT, INC.
                     MangoSoft Summary Results of Operations

                                                          Nine months ended
                                                        9/30/98            9/30/99
                                                      (Unaudited)        (Unaudited)
                                                      -----------        -----------
Revenue                                            $    308,260.00     $    35,678.00
Income (loss) from operations                      $(10,395,340.00)    $(5,562,005.00)
Net income (loss)                                  $(10,262,037.00)    $(5,922,102.00)
Net income (loss) per common share - basic         $         (7.77)    $        (2.02)
Net income (loss) per common share - diluted       $         (7.77)    $        (2.02)
Weighted average basic common                      $     1,575,000     $    3,609,333
Shares outstanding                                       1,575,000         19,883,998


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